Met Investors Series Trust
Form: N-SAR June 30, 2002
Attachment Item 77M

Merger:

Pursuant to Agreements and Plans of Reorganization(the Plans) between Met Investors Series Trust Lord Abbett Bond Debenture Portfolio (Bond Debenture) and Metropolitan Series Fund, Inc. Loomis Sayles High Yield Bond Portfolio (High Yield Bond),
Bond Debenture acquired all the net assets of High Yield Bond in a tax-free exchange of Class A and E shares of Bond
Debenture in exchange for Class A and E shares of High Yield Bond. The merger was approved by the High Yield Bond shareholders on April 26, 2002. The Board of Directors of Met Investors Series Trust approved the merger on February 20, 2002.
The reorganization took place on April 29, 2002.